UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January     , 2006

BIRKS & MAYORS INC.

1240 Square Phillips

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Documents submitted herewith

LIST OF DOCUMENTS

1.	Press Release, dated January 9, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: January 9, 2006	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Senior Vice President and Chief Financial Officer

BIRKS & MAYORS INC. CELEBRATES 17% INCREASE IN HOLIDAY SALES

Montreal, Canada and Sunrise, Florida – (January 9, 2006) – Birks & Mayors Inc. (AMEX: BMJ) announced net sales increased 17% during the 2005 holiday season (October 30, 2005 through December 24, 2005). The Company reported net sales of $90.1 million for the period, a 17% increase over last year’s holiday sales of $77.2 million. Birks & Mayors Inc.’s holiday sales results significantly exceeded the overall retail industry projection of 6% forecast by the National Retail Federation.

Comparable store sales (stores open in the same periods in both the current and prior years) also increased 17%. On a constant-exchange-rate basis (see the heading “Non-GAAP Measures” below), which excludes the effect of translating Canadian currency denominated sales into U.S. dollars, net sales and comparable store sales increased 15%. The Company generated double-digit comparable store sales growth during both months of the holiday season with sales momentum accelerating in December. Last year’s comparable store sales for the November - December holiday sales period (October 31, 2004 through December 25, 2004) increased 13%, or 9% on a constant-exchange-rate basis, from the prior year period. Results are based on unaudited sales.

The company reported both its U.S. and Canadian operations saw similar double digit comparable store sales growth during the holiday season with significant increases generated across most jewelry categories and watch brands. Comparable store sales growth during this period was primarily driven by customers attracted to the expanded selection of high-end luxury jewelry collections now offered in the stores.

“The increased demand for these high-end offerings reinforces our strategy of offering unique luxury items and outstanding personal customer service. Also, we were very encouraged by our customers’ response during the holiday season to The Amorique Diamond™, our newly developed and designed proprietary diamond that we recently introduced,” said Thomas Andruskevich, President and Chief Executive Officer. Mr. Andruskevich added, “Our holiday season success reinforces the effectiveness of our merchandising, marketing and retail initiatives, which are based on solid business planning and strategies and remain in place as we move forward. We are hopeful these initiatives will continue to support our growth into the fourth fiscal quarter and produce another successful fiscal year.”

About Birks & Mayors Inc.

Birks & Mayors Inc. is a leading North American luxury retailer, designer, manufacturer and wholesaler of fine jewelry, timepieces, sterling silverware and gifts. Birks & Mayors Inc. has 67 luxury jewelry stores, 39 stores operating under the Birks brand across Canada, and 28 stores operating under the Mayors brand in Florida and Atlanta, Georgia.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, and continued growth. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the proxy statement/prospectus contained in Birks & Mayors Inc. registration statement on Form F-4 filed with the Securities and Exchange Commission (File No. 333-126939). The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Non-GAAP Measures

The Company reports all required information in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but management believes that ongoing operating results are more difficult to understand if only GAAP financial measures are available to review. Internally, management monitors the sales performance of its Canadian operation on a non-GAAP basis that excludes, from GAAP reported sales, the positive or negative effects that result from translating sales of its Canadian operations into U.S. dollars (constant-exchange-rate basis). Management uses this constant-exchange-rate measure because it believes it is a more representative assessment of the sales performance of its Canadian operations and provides for better comparability between reporting periods. The Company’s management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate and analyze the Company’s operating results.

Contact:

Birks & Mayors Inc.

Michael Rabinovitch, 954-590-9162

mrabinovitch@mayors.com

www.mayors.com

Source: Birks & Mayors Inc.